EXHIBIT 1

FirstService Corporation Annual Information Form For the year ended December 31, 2015 February 23, 2016

TABLE OF CONTENTS

Notice to reader	2
Presentation of information	2
Forward-looking statements	3
Corporate structure	4
General development of the business	4
Business description	6
Seasonality	9
Trademarks	9
Growth strategy	9
Competition	9
Employees	10
Non-controlling interests	10
Dividends and dividend policy	10
Capital structure	10
Market for securities	12
Transfer agents and registrars	12
Directors and executive officers	13
Legal proceedings and regulatory actions	16
Properties	16
Reconciliation of non-GAAP financial measures	16
Risk factors	18
Interest of management and others in material transactions	21
Material contracts	22
Promoter	23
Cease trade orders, bankruptcies, penalties or sanctions	23
Conflicts of interest	24
Experts	24
Audit Committee	24
Additional information	26

NOTICE TO READER

This is the annual information form of FirstService Corporation for the year ended December 31, 2015 (the "AIF"). In this AIF, unless otherwise specified or the context otherwise requires, reference to "we", "us", "our", "Company" or "FirstService" includes reference to the subsidiaries of, and other equity interests held by, FirstService Corporation and its subsidiaries on and after June 1, 2015. On June 1, 2015, former FirstService Corporation ("Old FSV") completed a plan of arrangement (the "Spin-off") which separated Old FSV into two independent publicly traded companies – Colliers International Group Inc. ("Colliers"), a global leader in commercial real estate services, and new FirstService, the North American leader in residential property management and other essential property services to residential and commercial customers. The Spin-off is described in Old FSV's Management Information Circular dated March 16, 2015 (the "Spin-off Circular"), which is available under Colliers' SEDAR profile at www.sedar.com.

We commenced independent operations on June 1, 2015 following the completion of the Spin-off. The description of our business, recent significant developments, the presentation of financial statements and other information throughout this AIF in respect of periods prior to June 1, 2015 is based on information with respect to the businesses comprising the FirstService Residential (formerly Residential Real Estate Services) and FirstService Brands (formerly Property Services) divisions of Old FSV, and the assets and liabilities referable thereto, as operated by Old FSV prior to June 1, 2015. See "General development of the business - The Spin-off" for further information on the Spin-off. Such financial information has been derived from the historical consolidated financial statements of Old FSV for each of the relevant periods on a carve-out basis from such historical consolidated financial statements of Old FSV for the relevant period and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2015 and the carve-out combined financial statements in relation to New FirstService for the year ended December 31, 2014 and the management's discussion and analysis thereon, each as set out in Appendix "K" to the Spin-off Circular, and the unaudited carve-out combined financial statements in relation to New FirstService for the three months ended March 31, 2015 and the management's discussion and analysis thereon which are available under Colliers' SEDAR profile at www.sedar.com and have been filed with the U.S. Securities and Exchange Commission and are available via EDGAR at www.sec.gov.

Certain historical information contained in this AIF has been provided by, or derived from information provided by, certain third parties, including Colliers. Although we have no knowledge that would indicate that any such information is untrue or incomplete, we assume no responsibility for the completeness or accuracy of such information or the failure by such third parties to disclose events which may have occurred or may affect the completeness or accuracy of such information, but which are unknown to us.

"New FirstService" represents the historical operations, assets, liabilities and cash flows of the FirstService Residential and FirstService Brands divisions of Old FSV (prior to the completion of the Spin-off), as well as a portion of the corporate functions of Old FSV (prior to the completion of the Spin-off). As a result, comparative historical financial results may not be indicative of those that would have resulted had we existed as a stand-alone entity during those periods. See "Risk Factors".

PRESENTATION OF INFORMATION

Unless otherwise specified, all dollar amounts referred to in this AIF are expressed in United States dollars and all references to "US$" are to United States dollars and all references to "C$" are to Canadian dollars. Unless otherwise indicated, all financial statements and information included in, or incorporated by reference into, this AIF is determined using generally accepted accounting principles as in effect in the United States ("GAAP") and presented as at December 31, 2015.

FORWARD-LOOKING STATEMENTS

This AIF contains, and incorporates by reference, "forward looking statements" which reflect the current expectations, estimates, forecasts and projections of management regarding our future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as "may," "would," "could," "will," "anticipate," "believe," "plan," "expect," "intend," "estimate," "aim," "endeavour" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the "Risk Factors" section of this AIF. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this AIF. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in, or incorporated by reference into, this AIF are based upon what management currently believes to be reasonable assumptions, we cannot assure readers that actual results, performance or achievements will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this AIF and we do not intend, and do not assume any obligation, to update or revise these forward-looking statements.

FIRSTSERVICE CORPORATION

ANNUAL INFORMATION FORM

(February 23, 2016)

Corporate structure

FirstService Corporation was formed on October 6, 2014 under the Business Corporations Act (Ontario) as "New FSV Corporation". Pursuant to the Spin-off, on June 1, 2015, our name was changed to "FirstService Corporation" and we began operations independent from Old FSV. Our head and registered office is located at 1140 Bay Street, Suite 4000, Toronto, Ontario, M5S 2B4. Our fiscal year-end is December 31. Prior to completion of the Spin-off, New FSV Corporation did not carry on any active business and did not issue any shares.

For a further description of the Spin-off, see "General development of the business – Spin-off".

Intercorporate Relationships

We have the following principal subsidiaries which have total assets or revenues which exceed 10% of our total consolidated assets or revenues as at and for the year ended December 31, 2015:

Name of subsidiary	Percentage of voting securities owned	Jurisdiction of incorporation, continuance, formation or organization
American Pool Enterprises, Inc.	96.4%	Delaware
FirstService CAM Holdings, Inc.	100.0%	Delaware
FirstService International Holdings s.a.r.l.	100.0%	Luxembourg
FirstService Residential, Inc.	97.6%	Delaware
FirstService Residential Florida, Inc.	100.0%	Florida
FirstService Residential Management Canada Inc.	100.0%	Ontario
FS Brands, Inc.	95.7%	Delaware

The voting securities of the above noted subsidiaries not controlled by FirstService are those owned by operating management of each respective subsidiary. The above table does not include all of the subsidiaries of FirstService. The assets and revenues of our unnamed subsidiaries did not exceed 20% of our total consolidated assets or total consolidated revenues as at and for the year ended December 31, 2015.

General development of the business

FirstService is the North American leader in residential property management and other essential property services to residential and commercial customers. We began independent operations on June 1, 2015 following the completion of the Spin-off, which included, among other things, the transfer to us of the FirstService Residential and FirstService Brands divisions of Old FSV, and the assets and liabilities referable thereto, as operated by Old FSV prior to June 1, 2015. Although we are a new company, we have operated a number of our businesses for decades.

The Spin-off

The division of Old FSV into two focused and independent publicly traded services companies was completed on June 1, 2015. It resulted in, among other things, the establishment of our company as a North American leader in residential property management and other essential property services to residential and commercial customers.

Under the Spin-off, Old FSV shareholders received one Colliers share and one FirstService share of the same class as each Old FSV share previously held, Old FSV changed its name to Colliers and FirstService adopted the name "FirstService Corporation". As result of the Spin-off, FirstService initially became a public company on June 1, 2015, and, on June 2, 2015, the subordinate voting shares of FirstService (the "Subordinate Voting Shares") commenced trading on the Toronto Stock Exchange ("TSX") and The NASDAQ Global Select Market ("NASDAQ"), in each case, under the symbol "FSV". On June 1, 2015, 34,644,911 Subordinate Voting Shares and 1,325,694 multiple voting shares of FirstService (the "Multiple Voting Shares", and together with the Subordinate Voting Shares, the "Common Shares") were issued to the former holders of Old FSV shares.

At the meeting of the shareholders of Old FSV held on April 21, 2015 to approve the Spin-off and related matters, the Old FSV shareholders approved the FirstService Stock Option Plan (the "Option Plan"), which became effective on June 1, 2015. This approval was deemed to satisfy the approval of the shareholders of FirstService required by the TSX for the Option Plan as well as the options thereunder issued in connection with the Spin-off. On June 1, 2015, options exercisable for 1,656,250 Subordinate Voting Shares were issued to the former holders of Old FSV options under the Spin-off.

In connection with the completion of the Spin-off, in order to provide ongoing liquidity, including working capital requirements, we obtained from a syndicate of banks a US$200 million multi-currency five-year revolving credit facility (the "Credit Facility"). At any time during the term, the Company has the right to increase the Credit Facility by up to US$50 million, on the same terms and conditions as the original Credit Facility. The term of the Credit Facility commenced on June 1, 2015 and, on that date, US$58 million was drawn on the Credit Facility. In addition, under the Spin-off, we assumed Old FSV's senior secured notes in the principal amount of US$150 million pursuant to a new note and guarantee agreement, which notes mature on January 16, 2025 (with equal annual principal repayments beginning on January 16, 2021), initially bearing interest at the rate of 4.84% per annum (with the interest rate subject to being lowered to 3.84% in the event that certain financial covenant targets are met by FirstService). As of December 31, 2015, the current interest rate is 3.84% based on those financial covenant targets being met.

We have filed a business acquisition report in Form 51-102F4 in respect of the Spin-off. The business acquisition report is accessible under our profile on SEDAR at www.sedar.com.

History

The businesses lines which now form part of FirstService were part of the foundation of our predecessor company, Old FSV, originally launched in 1989 by Jay S. Hennick, our Founder and Chairman, with a Toronto-based commercial swimming pool and recreational facility management business which he founded as a teenager in 1972. Over the past 25 years, the businesses of FirstService have grown their operations "one step at a time" both through internal growth and acquisitions. In addition to the Spin-off, the following chart summarizes key milestones in the evolution of the Company:

Year	Event

1989	Jay S. Hennick established Old FSV with a Toronto-based swimming pool management company Old FSV acquired College Pro Painters franchise system and established FirstService Brands
1994	D. Scott Patterson joined Old FSV as Vice President, Corporate Development and soon thereafter became Chief Financial Officer
1996	Old FSV established the FirstService Residential platform by acquiring two Florida-based property management firms, with follow-on acquisitions in the New York City and Northeast U.S. regions shortly thereafter
1997	FirstService Brands acquired Paul Davis Restoration
1997	FirstService Financial was established as part of the FirstService Residential platform service offering
1998	FirstService Brands acquired California Closets
2005	FirstService Brands exceeded 1,000 franchises
2007	FirstService Brands exceeded $1 billion in system-wide sales
2008	FirstService adopted Net Promoter System (NPS) across all of its businesses
2009	FS Energy was launched to add to FirstService Residential's comprehensive services
2010	FirstService Residential expanded into Canada Charles E. Chase was promoted to President and Chief Executive Officer of FirstService Brands
2013	Charles M. Fallon was named Chief Executive Officer of FirstService Residential FirstService Residential national brand was established from the re-branding of 18 regional brands

Business description

FirstService is a leading provider of branded essential property services comprised of two operating divisions: (i) FirstService Residential, the largest provider of residential property management services in North America; and (ii) FirstService Brands, a leading provider of essential property services to residential and commercial customers through both franchise systems and company-owned operations.

FirstService Residential and FirstService Brands both rely on the same operational foundations for success – a core competency in managing and growing market-leading, value-added outsourced property services businesses; significant economies of scale that are leveraged wherever possible to create more value for clients; a focus on client service excellence; and a strong brand recognition. These pillars provide our businesses with competitive advantages that are difficult to replicate. Our two business lines also have similar highly attractive financial profiles, including a high proportion of recurring revenue streams, low capital expenditure and working capital requirements, high free cash flow generation, and significant financial strength to grow both organically and through consolidation of highly fragmented industries.

We conduct our business and report our financial performance through two operating segments as shown below:

The following charts summarize the revenues and adjusted EBITDA of our two operating segments over the past five fiscal years.

Revenues by operating segment	Year ended December 31
(in thousands of US$)	2015	2014	2013	2012	2011
FirstService Residential	1,017,506	919,545	844,952	768,994	691,344
FirstService Brands	246,571	12,457	193,135	170,827	165,857
Total	$1,264,077	$1,132,002	$1,038,087	$939,821	$857,201

Adjusted EBITDA[1] by operating segment	Year ended December 31
(in thousands of US$)	2015	2014	2013	2012	2011
FirstService Residential	68,853	45,611	52,749	56,214	53,974
FirstService Brands	42,961	37,759	33,521	28,717	23,805
Corporate	(8,776)	(8,373)	(7,356)	(5,999)	(7,214)
Total	$103,038	$74,997	$78,914	$78,932	$70,565

FirstService Residential

FirstService Residential is North America's largest manager of private residential communities, offering a full range of services across multiple geographies to a wide variety of clients, including condominiums (high, medium and low-rise), co-operatives, homeowner associations, master-planned communities, active adult and lifestyle communities, and a variety of other residential developments governed by common interest or multi-unit residential community associations. Our more than 14,000 employees in over 100 offices across 21 U.S. states and three Canadian provinces manage approximately 7,400 communities, representing more than 3 million residents in over 1.6 million residential units. Our operational and client coverage footprint is extensive, with a presence in major markets that constitute over 70% of the North American population.

Typically, owners of residential units within these communities are required to pay monthly or quarterly fees to cover all expenses to operate and maintain the common areas of the communities. Resident owners elect volunteer homeowners to serve on a board of directors to oversee the operations of the community association. Historically, decision-making for the day-to-day operations of the communities was delegated to these volunteer board members, although, increasingly, these boards outsource this responsibility to professional property management companies like FirstService Residential.

There are two types of professional property management companies within the industry – traditional or full-service:

  Traditional property management: Traditional property managers focus principally on administrative and governance property management functions on behalf of community association clients, including advising homeowner boards on matters relating to the operation of their communities, collection of monthly maintenance fees, sourcing and payments to suppliers, financial statement preparation, and outsourcing of support services.
  Full service property management: Full service property managers provide all of the traditional functions, plus a range of ancillary services including, among other things, on-site staffing (in areas such as building engineering and maintenance, full-service amenity management, security and concierge/front desk), banking and insurance products, energy conservation and management solutions, and resale processing services.

Only a small number of industry participants have the expertise and capital to provide full-service property management services comparable to FirstService Residential. We have the scale, highly recognized brand, geographic footprint, resources, operating expertise and innovation to deliver a full-service offering. We combine our advantages of size and national presence with a local touch and dedication focusing on service excellence, which solidifies our client relationships and market-leading reputation. The annual aggregate budget of the community associations managed by FirstService Residential exceeds US$7 billion.

As a full-service property manager, FirstService Residential provides a full range of ancillary services, including on-site staffing for building engineering and maintenance, full-service swimming pool and amenity management, security and concierge/front desk, and landscaping. In most markets, we provide financial services (cash management, other banking transaction-related services, and specialized property insurance brokerage), energy management solutions and advisory services, and resale processing services, utilizing the scale of our operations to economically benefit clients.

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[1]	Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. For a reconciliation of this and other non-GAAP financial measures, see "Reconciliation of non-GAAP financial measures" in this AIF.

We generally provide residential property management and recurring ancillary services under contract, with a fixed monthly fee. These contracts typically range in duration from one to three years, yet are generally cancellable by either party with 30 to 90 days' notice. Historically, a significant proportion of our revenue is recurring due to the nature of our contracts, which have a 95%+ retention rate and therefore have a long-term tenure.

FirstService Brands

FirstService Brands is a leading North American operator and provider of essential property services to residential and commercial customers. The principal brands in this division include Paul Davis Restoration, CertaPro Painters, California Closets, Pillar to Post Home Inspectors, Floor Coverings International, College Pro Painters and Service America.

Franchised Operations

We own and operate six franchise networks as follows:

(i)	Paul Davis Restoration is a franchisor of residential and commercial restoration services serving the insurance industry in the United States and Canada through 368 franchises. Paul Davis provides full service water, fire and mold cleanup, construction rebuild and restoration services for property damaged by natural or man-made disasters. Royalties are earned from franchisees based on a percentage of franchisee gross revenues.

(ii)	CertaPro Painters is the largest provider of residential and commercial painting services in North America. CertaPro has 345 franchises operating in major markets across the United States and Canada as well as master franchises in other countries around the world. CertaPro Painters focuses on high-end residential and commercial painting and decorating work. CertaPro completes more than 80,000 projects in a typical year. Royalties are earned based on a percentage of franchisee gross revenues or a fixed monthly fee, plus administrative fees for various ancillary services.

(iii)	California Closets is North America's largest provider of custom-designed and installed closet and home storage solutions. California Closets has 86 franchises in the United States and Canada as well as master franchises in other countries around the world. There are currently approximately 120 branded California Closets retail showrooms in operation in North America which are used by franchisees to demonstrate and sell the product. California Closets franchise and corporate locations install more than 50,000 systems annually across North America. Royalties are earned based on a percentage of franchisee gross revenues.

(iv)	Pillar to Post Home Inspectors is one of North America's largest home inspection service providers. Services are provided through a network of nearly 700 home inspectors in 460 franchises. Through its proprietary inspection model, Pillar to Post can assess up to 1,600 categories or items inside and outside the home as part of its evaluation process. Pillar to Post inspects more than US$25 billion in residential real estate each year. Royalties are earned on a percentage of franchisee gross revenues.

(v)	Floor Coverings International is a residential and commercial floor coverings design and installation franchise system operating in North America with 107 franchises. Royalties are earned based on a percentage of franchisee gross revenues.

(vi)	College Pro Painters is a seasonal exterior residential painting and window cleaning franchise system operating in most U.S. states and across Canada with 566 franchises. It recruits students and trains them to operate the business, including price estimating, marketing, operating procedures, hiring, customer service and safety. Royalties are earned based on a percentage of franchisee gross revenues. College Pro Painters' operations are seasonal with revenue and earnings generated in the June and September quarters followed by losses in the December and March quarters.

The aggregate system-wide revenues of our 1,932 franchisees were $1.5 billion for 2015. Franchise agreements are for terms of five or ten years, with the exception of College Pro Painters where the agreements are for a term of one year. Royalties are reported and paid to us monthly in arrears. All franchise agreements contain renewal provisions that can be invoked by FirstService at little or no cost.

The franchised property services industry is highly fragmented, consisting principally of a large number of smaller, single-service or single-concept companies. Due to the large size of the overall market for these services, dominant market share is not considered necessary for becoming a major player in the industry. However, because of the low barriers to entry in this segment, we believe that brand name recognition among consumers is a critical factor in achieving long-term success in the businesses we operate.

Franchise businesses are subject to U.S. Federal Trade Commission regulations and state and provincial laws that regulate the offering and sale of franchises. Presently, the Company is authorized to sell franchises in 50 U.S. states, in all Canadian provinces and in several other countries around the world. In all jurisdictions, we endeavor to have our franchises meet or exceed regulatory standards.

Company Owned Operations

FirstService owns and operates 12 California Closets locations and one Paul Davis Restoration location in major metropolitan markets in the United States and Canada. These operations were acquired from franchisees with the goal of accelerating revenue growth and realizing operating margin expansion potential. We also own and operate Service America, a Florida-based provider of heating, ventilation and air conditioning services and related service contracts to residential and commercial customers.

Seasonality

Certain segments of the Company's operations are subject to seasonal variations. This seasonality results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

Trademarks

Our trademarks are important for the advertising and brand awareness of all of our businesses and franchises. We take precautions to defend the value of our trademarks by maintaining legal registrations and by litigating against alleged infringements, if necessary.

Our FirstService Residential operating division adopted the FirstService Residential trademark in June 2013, replacing 18 legacy regional brands. The adoption of common branding was designed to create a unified North American market presence signifying our market leadership, to showcase our commitment to service excellence and to leverage our strengths to the benefit of current and future clients. No value has been ascribed to the FirstService Residential trademark in our consolidated financial statements.

In our FirstService Brands division, three franchise systems – California Closets, Paul Davis Restoration, and Pillar to Post Home Inspectors – have trademarks to which value has been ascribed in our consolidated financial statements. The value of these trademarks is derived from the recognition they enjoy among the target audiences for the respective property services. These trademarks have been in existence for many years, and their prominence among consumers has grown over time through the addition of franchisees and the ongoing marketing programs conducted by both franchisees and the Company.

Growth strategy

We maintain a leadership position in the residential property management and services industry, offering a full complement of services to a wide range of customers. We have an established track record of expanding our business through both organic and acquisition growth. Our growth plan involves five primary drivers: (i) capitalizing on our scale advantages to win new business; (ii) continuing to emphasize retention of our existing customer base, and leveraging referrals from past and existing customers; (iii) continuing to expand our ancillary services; (iv) realizing operational efficiencies; and (v) selectively pursuing strategic acquisitions.

Competition

We compete in the essential property services industry as one of the largest providers of such services to residential and commercial customers in North America.

FirstService Residential is the North American leader in residential property management with an estimated 5% market share. We operate in a highly fragmented market, with an estimated 8,000 local and regional management companies across North America. Only a relatively small number of our competitors are able to deliver the expertise and investment capital to compete broadly on a professional platform. Our primary competitors are smaller independent regional players, with only one other company having a North American presence. Our competitive position varies across geographies, property types, and services provided.

The essential property services industry in which FirstService Brands participates is highly fragmented and consists predominantly of small "mom & pop" businesses. Each of our service lines within FirstService Brands has professionalized its business category, and has the #1 or #2 market position within each market served. FirstService Brands competes primarily with local, regional and family-owned and operated enterprises or franchise businesses. There are several diversified property services franchise competitors including ServiceMaster, The Dwyer Group and Clockwork Services, which offer a variety of franchise service models for residential and commercial customers. Other facility and property services franchisors such as Jani-King, Jan-Pro, Roto-Rooter, Rooter-Man, and Servpro are single-concept franchise models, many of which are focused on janitorial cleaning services, and do not compete directly with FirstService Brands.

Employees

We have approximately 16,000 employees.

Non-controlling interests

We own a majority interest in substantially all of our operations, while operating management of each subsidiary owns the remaining shares. This structure was designed to maintain control at FirstService while providing significant risks and rewards of equity ownership to management at the operating businesses. In almost all cases, we have the right to "call" management's shares, usually payable at our option with any combination of Subordinate Voting Shares or cash. We may also be obligated to acquire certain of these non-controlling interests in the event of death, disability or cessation of employment or if the shares are "put" by the holder, subject to annual limitations on these puts imposed by the relevant shareholder agreements. These arrangements provide significant flexibility to us in connection with management succession planning and shareholder liquidity matters.

Dividends and dividend policy

Dividend policy

Following the completion of the Spin-off, our Board of Directors adopted a dividend policy pursuant to which we make quarterly cash dividends to holders of Common Shares of record at the close of business on the last business day of each calendar quarter. The quarterly dividend was initially set at US$0.10 per Common Share (a rate of US$0.40 per annum). We commenced paying the quarterly Common Share dividend under the dividend policy effective for the quarter ended June 30, 2015. In February 2016, our Board of Directors determined that, commencing with the quarter ended March 31, 2016, the quarterly dividend will be US$0.11 per Common Share (a rate of US$0.44 per annum). Each quarterly dividend is paid within 30 days after the record date. For the purposes of the Income Tax Act (Canada) and any similar provincial legislation, all dividends on the Common Shares will be eligible dividends unless indicated otherwise.

The terms of the Common Share dividend policy remain, among other things, at the discretion of our Board of Directors. Future dividends on the Common Shares, if any, will depend on the results of FirstService's operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other relevant factors. Under the terms of the Credit Facility, the Company is not permitted to pay dividends, whether in cash or in specie, in the circumstances of an event of default thereunder occurring and continuing or an event of default occurring as a consequence thereof. See "Material contracts" below.

Dividend history

The aggregate cash dividends declared per Common Share in respect of the post-Spin-off portion of the year ended December 31, 2015 was US$0.30.

Capital structure

Share capital

The authorized capital of the Company consists of an unlimited number of preference shares (the "Preference Shares"), issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. As of February 23, 2016, there were 34,673,317 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares issued and outstanding.

Common Shares

The Common Shares rank junior to the Preference Shares or series thereof ranking in priority with respect to the payment of dividends, return of capital and distribution of assets in the event of liquidation, dissolution or any distribution of the assets of FirstService for the purpose of winding-up its affairs. The holders of outstanding Common Shares are entitled to receive dividends and other distributions on a share-for-share basis (or, in the discretion of the directors, in a greater amount per Subordinate Voting Share than per Multiple Voting Share) out of the assets legally available therefor at such times and in such amounts as our Board of Directors may determine, but without preference or distinction between the Multiple Voting Shares and the Subordinate Voting Shares. The Subordinate Voting Shares carry one vote per share and the Multiple Voting Shares carry 20 votes per share. The holders of Subordinate Voting Shares and the holders of Multiple Voting Shares are entitled to receive notice of any meeting of shareholders and to attend and vote thereat as a single class on all matters to be voted on by the shareholders, except at meetings where the holders of shares of one class or of a particular series of shares are entitled to vote separately.

The rights, privileges, conditions and restrictions attaching to the Subordinate Voting Shares and the Multiple Voting Shares may be respectively modified if the amendment is authorized by at least two-thirds of the votes cast at a meeting of the holders of Subordinate Voting Shares and the holders of Multiple Voting Shares duly held for that purpose. However, if the holders of Subordinate Voting Shares, as a class, or the holders of Multiple Voting Shares, as a class, are to be affected in a manner different from the other classes of shares, such amendment must, in addition, be authorized by at least two-thirds of the votes cast at a meeting of the holders of the class of shares which is affected differently.

Each outstanding Multiple Voting Share is convertible at any time, at the option of the holder, into one Subordinate Voting Share. The Subordinate Voting Shares are not convertible into any other class of shares. No subdivision, consolidation, reclassification or other change of the Multiple Voting Shares or the Subordinate Voting Shares may be made without, concurrently, having the Multiple Voting Shares or Subordinate Voting Shares, as the case may be, subdivided, consolidated, reclassified or other change made under the same conditions. The Common Shares are not redeemable nor retractable but are able to be purchased for cancelation by FirstService in the open market, by private contract or otherwise. Upon the liquidation, dissolution or any distribution of the assets of FirstService for the purpose of winding-up its affairs, the holders of Common Shares are entitled to participate equally, on a share-for-share basis, in the remaining property and assets of FirstService available for distribution to such holders.

Preference Shares

The Preference Shares are issuable, from time to time, in one or more series, as determined by our Board of Directors. Our Board of Directors will determine, before the issue of any series of Preference Shares, the designation, preferences, rights, restrictions, conditions, limitations, priorities as to payment of dividends and/or distribution on liquidation, dissolution or winding-up, or prohibitions attaching to such series. The Preference Shares, if issued, will rank prior to the Common Shares with respect to the payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of FirstService or any other distribution of assets of FirstService among its shareholders for the purpose of winding-up its affairs, and may also be given such other preferences over the Common Shares as may be determined with respect to the respective series authorized and issued. Except as required by law, the Preference Shares will not carry voting rights.

Certain Rights of Holders of Subordinate Voting Shares

A summary of the rights attaching to the Subordinate Voting Shares in the event that a take-over bid is made for Multiple Voting Shares is set out in the section entitled "Certain Rights of Holders of Subordinate Voting Shares" contained in our Management Information Circular to be filed in connection with our upcoming meeting of shareholders to be held on April 14, 2016 (the "Meeting Circular"), which is incorporated by reference herein and will be available under our SEDAR profile at www.sedar.com. Reference should be made to our articles for the full text of these provisions.

Stock Option Plan

FirstService has a stock option plan (the "Option Plan") pursuant to which options to acquire Subordinate Voting Shares are granted to directors, officers and full-time employees of FirstService or its subsidiaries (other than Jay S. Hennick). A summary of the terms of the Option Plan is set out in the section entitled "Executive Compensation – Incentive Award Plans of FirstService – FirstService Stock Option Plan" contained in the Meeting Circular, which is incorporated by reference herein and will be available under our SEDAR profile at www.sedar.com. The maximum number of Subordinate Voting Shares subject to grants of options under the Option Plan is limited to 2,263,500, of which: (i) options exercisable for 1,474,750 Subordinate Voting Shares have been granted and are outstanding as at the date hereof; and (ii) options which were exercisable for 540,000 Subordinate Voting Shares have been exercised or expired as at the date hereof, leaving options available for grant for 248,750 Subordinate Voting Shares.

Under the Spin-off, each holder of Old FSV stock options exchanged such options for an equivalent number of Colliers stock options and FirstService stock options, and the exercise price of the Old FSV stock options exchanged was apportioned between the Colliers stock options (as to 58.6%) and FirstService stock options (as to 41.4%). The vesting schedule and expiration dates for these post-Spin-off stock options remained the same as the Old FSV stock options for which they were exchanged. The Colliers and FirstService stock options issued in connection with the Spin-off were deemed to be a continuation of the earlier granted Old FSV stock options for which they were exchanged, as opposed to a new grant of options. The Option Plan provides that a former holder of Old FSV stock options exchanged for FirstService stock options, but who is no longer a director, officer and/or full-time employee of FirstService or its subsidiaries, may remain a participant in the Option Plan and hold and exercise their FirstService stock options for so long as such holder remains a director, officer and/or full-time employee, as applicable, of Colliers or its subsidiaries.

Market for securities

The outstanding Subordinate Voting Shares are listed for trading on the TSX and NASDAQ, in each case, under the symbol "FSV". The Multiple Voting Shares are not listed and do not trade on any public market or quotation system.

The following table sets forth the reported high and low trading prices and the aggregate volume of trading of the Subordinate Voting Shares on NASDAQ (in United States dollars) and on the TSX (in Canadian dollars) for each month during the period commencing June 2, 2015 and ending December 31, 2015 (being the period following the Spin-off during which the Subordinate Voting Shares have traded on NASDAQ and the TSX).

	Nasdaq			TSX
Month	High Price (US$)	Low Price (US$)	Volume Traded	High Price (C$)	Low Price (C$)	Volume Traded
June 2 to 30, 2015	28.98	22.048	1,325,153	35.61	30.15	2,064,774
July 2015	30.97	26.89	575,842	40.30	34.35	729,115
August 2015	34.31	29.822	639,975	44.80	39.39	1,413,618
September 2015	34.29	31.18	753,053	47.11	41.00	1,107,486
October 2015	35.83	31.56	555,746	46.85	41.52	990,071
November 2015	41.34	34.95	316,337	55.02	45.82	1,237,708
December 2015	42.31	37.83	653,735	58.36	51.33	1,304,585

Transfer agents and registrars

The transfer agent and registrar for the Subordinate Voting Shares is TMX Equity Transfer Services, 200 University Ave., Suite 300, Toronto, Ontario, M5H 4H1. The transfer agent and registrar for the Multiple Voting Shares is the Company at 1140 Bay Street, Suite 4000, Toronto, Ontario, M5S 2B4.

Directors and executive officers

Directors

Our Board of Directors is currently comprised of seven members, six of which became directors of FirstService in connection with the completion of the Spin-off and one of which, Erin J. Wallace, was appointed as a director in October 2015. The following information is provided with respect to the directors of the Company as at February 23, 2016:

Name and municipality of residence	Age	Present position and tenure	Principal occupation during last five years
Brendan Calder [2,3] Ontario, Canada	69	Director since June 1, 2015	Mr. Calder has been an Adjunct Professor and an Entrepreneur in Residence at the Rotman School of Management, University of Toronto since 2001 (currently conducting the MBA course, GettingItDone), is Chair of Rotman's Desautels Centre for Integrative Thinking, was the founding Chair of the Rotman International Centre for Pension Management and is a Senior Fellow at Massey College. Mr. Calder was with CIBC Mortgages, Inc. and served as that company's Chair, President and CEO from 1995 to 2000. Mr. Calder is also past Chair of the Peter F. Drucker Canadian Foundation and The Toronto International Film Festival Group and was a director of various public entities. He is a director of EllisDon Corporation and Equity Financial Holdings Inc.
Bernard I. Ghert1,2, Ontario, Canada	76	Director and Lead Director since June 1, 2015	Mr. Ghert was previously President and Chief Executive Officer of the Cadillac Fairview Corporation Limited from 1981 to 1987 and President of Stelworth Investments Inc. from 1987 to 1992. Mr. Ghert has been a director of many organizations in the private and public sectors, including Cadillac Fairview, Stelworth, CT Financial and Canada Trust, Wellington Insurance and the Canada Deposit Insurance Corporation. Mr. Ghert has served as Director of the Managers of several Middlefield Funds, President of the Canadian Institute of Public Real Estate Companies and was a former member of the Advisory Board of the Office of the Superintendent of Financial Institutions. Mr. Ghert currently is Chairman of the Independent Review Committee of Middlefield Fund Management Limited, President of the B.I. Ghert Family Foundation, President of Coppi Holdings Ltd., a Director on Sinai Health System's Board and Past Chair of the Mount Sinai Hospital Board of Directors.
Jay S. Hennick[3] Ontario, Canada	59	Director and Founder and Chairman of the Board since June 1, 2015	Mr. Hennick is the Founder and Chairman of FirstService. In June 2015, Mr. Hennick became the Chairman and CEO of Colliers International Group Inc. Pre-Spin-off, Mr. Hennick was the CEO of Old FSV from 1988 to 2015. In 1998, Mr. Hennick was awarded Canada's Entrepreneur of the Year, in 2001 he was named Canada's CEO of the Year by Canadian Business Magazine and in 2011, received an honorary Doctorate of Laws from York University and the University of Ottawa. Mr. Hennick currently serves as Chairman of the Board of Directors of the Sinai Health System, in Toronto and is the immediate past Chair of The Mount Sinai Hospital Board of Directors. In addition, Mr. Hennick has endowed the Jay S. Hennick JD-MBA Program at the Faculty of Law and School of Management at the University of Ottawa Law School, his alma mater, and The Hennick Centre for Business and Law, a joint program of the Osgoode Hall Law School and the Schulich School of Business at York University.
Michael Stein1,2, Ontario, Canada	65	Director since June 1, 2015	Mr. Stein is the founder, Chairman and CEO of the MPI Group, a property development and investment group with a track record in incubating, investing in, and managing successful companies. Between 1978 and 1987, Mr. Stein held progressively senior positions with the Mortgage Insurance Company of Canada, ultimately holding the position of Executive Vice-President responsible for operations. Mr. Stein is a founder of CAPREIT, Canada's first TSX listed apartment REIT, where he continues to serve as chairman. He is a director of City Financial Investment Company Limited, a United Kingdom FCA regulated asset management company. He currently serves as a director of McEwen Mining Inc. (NYSE/TSX), chairman of Cliffside Capital Ltd. (TSX-V) and previously served as a director of Goldcorp Inc.

Name and municipality of residence	Age	Present position and tenure	Principal occupation during last five years
Frederick F. Reichheld[3] Massachusetts, USA	64	Director since June 1, 2015	Since 1977, Mr. Reichheld has been employed at Bain & Company, Inc., a global business consulting firm, and was elected to the partnership at Bain in 1982. Mr. Reichheld is the creator of the Net Promoter® system of management and founded Bain's Loyalty practice, which helps clients achieve superior results through improvements in customer, employee, partner and investor loyalty and has also served in a variety of other roles, including as a member of Bain & Company's Worldwide Management, Nominating, and Compensation Committees. In January 1999, he was elected by the firm to become the first Bain Fellow. Mr. Reichheld is a frequent speaker to major business forums and groups of CEOs and senior executives worldwide and has authored several books, including The Loyalty Effect: The Hidden Force Behind Growth, Profits, and Lasting Value (Harvard Business School Press, 1996), The Loyalty Rules!: How Today's Leaders Build Lasting Relationships (Harvard Business School Press 2003), The Ultimate Question (Harvard Business School Press, 2006) and The Ultimate Question 2.0 (Harvard Business School Press 2011).
D. Scott Patterson Ontario, Canada	55	Director and Chief Executive Officer since June 1, 2015	Mr. Patterson is the CEO of FirstService. Pre-Spin-off, Mr. Patterson was the President and Chief Operating Officer of Old FSV from 2003 to 2015. He joined Old FSV in 1994 as Vice President Corporate Development, and was the Chief Financial Officer of Old FSV from February 1995 until September 2003. Prior to joining Old FSV, Mr. Patterson was an investment banker at Bankers Trust. Mr. Patterson qualified as a Chartered Accountant in 1985 and began his career at PricewaterhouseCoopers.
Erin J. Wallace[1] Michigan, USA	56	Director since October 8, 2015	Ms. Wallace is Chief Operating Officer of Learning Care Group, Inc., a role she has held since February 2015. Before joining Learning Care Group, Inc., Ms. Wallace was Executive Vice President of Operations Strategy, Planning and Revenue Management for Walt Disney Parks and Resorts since 2009, working with all of Disney Parks' domestic and international sites. After joining Disney as an industrial engineer in 1985, Ms. Wallace held a variety of managerial roles within Walt Disney Parks and Resorts, contributing to 30 years of leadership at The Walt Disney Company. Ms. Wallace's previous roles include Senior Vice President of Walt Disney World Operations – where she oversaw the largest and most popular resort destination in the world. She has also served as Vice President of Walt Disney World's Magic Kingdom® and general manager for Disney's Animal Kingdom® and Disney's All-Star Resort.

Notes:

1.	Member of Audit Committee
2.	Member of Executive Compensation Committee
3.	Member of Nominating and Corporate Governance Committee

Each director remains in office until the following annual shareholders' meeting of the Company or until the election or appointment of his or her successor, unless he or she resigns, his or her office becomes vacant or he or she becomes disqualified to act as a director. All directors stand for election or re-election annually.

Further background information regarding the directors of the Company will be set out in the Meeting Circular, the relevant sections of which are incorporated by reference herein and which will be available under our SEDAR profile at www.sedar.com.

Officers

The following information is provided with respect to the executive officers of the Company as at February 23, 2016:

Name and municipality of residence	Age	Present position and tenure	Principal occupation during last five years
D. Scott Patterson Ontario, Canada	55	Chief Executive Officer since June 2015	See description above under "Directors".
Jeremy Rakusin Ontario, Canada	47	Chief Financial Officer since June 2015	Mr. Rakusin is the CFO of FirstService, and he is responsible for the overall financial management of FirstService, including external and internal financial reporting, budgeting, and sourcing and allocation of capital. Mr. Rakusin is also responsible for managing shareholder and lender relationships, as well as being closely involved with all corporate communications. In this role, Mr. Rakusin was responsible for sourcing and executing Old FSV's global acquisition strategy, as well as leading other corporate strategic and growth initiatives. Prior to joining Old FSV, Mr. Rakusin was Mergers & Acquisitions Head at Raymond James Ltd. with responsibility for leading the firm's domestic and cross-border M&A practice. Mr. Rakusin's investment banking and corporate finance experience also includes more than 10 years in the Mergers & Acquisitions Groups of Merrill Lynch (now Bank of America) and TD Securities. Other career experience includes positions as a portfolio manager at a Toronto-based discretionary investment firm and as a securities and corporate lawyer at Toronto-based Goodmans LLP. Mr. Rakusin earned his joint MBA and JD/Law degrees from the University of Toronto. He also received his Chartered Financial Analyst designation.
Douglas G. Cooke Ontario, Canada	56	Vice President, Corporate Controller and Corporate Secretary since June 2015	Mr. Cooke is the Vice President, Corporate Controller and Corporate Secretary of FirstService, and he is responsible for FirstService's external and internal corporate reporting and cash management functions. Mr. Cooke joined Old FSV in 1995 as Controller, later assuming the position of Corporate Controller and Treasurer and, in 2005, Mr. Cooke was appointed Vice President of Old FSV. Mr. Cooke continued on with FirstService post-Spin-off. Prior to joining Old FSV, Mr. Cooke was Senior Internal Auditor for Unilever Canada, a subsidiary of Unilever PLC, one of the world's largest consumer product companies. Previously, Mr. Cooke has held senior financial reporting positions within the retail and financial sectors. Doug is both a Chartered Professional Accountant and Chartered Financial Analyst, beginning his career with KPMG.
Alex Nguyen Ontario, Canada	33	Vice President, Strategy and Corporate Development, since June 2015	Mr. Nguyen is the Vice President, Strategy and Corporate Development, of FirstService, and he is responsible for driving acquisition growth across all of FirstService's business platforms. Mr. Nguyen is also involved with the planning and implementation of the Company's corporate strategy as well as its capital markets initiatives. Mr. Nguyen joined Old FSV in 2008 and continued on with FirstService post-Spin-off. Prior to Old FSV, Mr. Nguyen worked at the Ontario Teachers' Pension Plan, one of the largest institutional investors in the world, where he was responsible for the sourcing and execution of private equity investments across a wide range of industries. Formerly, Mr. Nguyen worked at RBC Capital Markets and CIT Group.
Chuck M. Fallon Florida, USA	53	Chief Executive Officer, FirstService Residential, since April 2013	Mr. Fallon is the CEO of FirstService Residential. He is a seasoned veteran of the customer service industry known for his leadership on client service excellence and a strong track record of driving growth for globally recognized Fortune 500 companies. Having joined as CEO in 2013, Mr. Fallon is responsible for identifying acquisitions, recruiting key employees, conceptualizing business initiatives and directing the company's overall expansion. Drawing on his extensive background in business strategy, operations, sales, marketing and network development, Mr. Fallon maintains the pillars of superior customer service, innovation and technology to continuously build on FirstService Residential's legacy of going the extra mile every day to make a difference for each resident and client served. Prior to FirstService Residential, he served as President of Terminix International from 2011 to 2013 and President, North America at Burger King Holdings from 2006 to 2011. Prior to that, Mr. Fallon led sales, marketing and revenue management at AvisBudget Group and began his career as an investment banker in New York and London.
Charlie E. Chase Pennsylvania, USA	55	President and Chief Executive Officer, FirstService Brands, since 2010	Mr. Chase is the President and CEO of FirstService Brands. Prior to his role as CEO, Mr. Chase served as the President of the Consumer Franchises of The Franchise Company and prior to that he was CEO of CertaPro Group. Throughout his 30 years with FirstService Brands he has held numerous roles, starting as a Franchise owner in 1982 at College Pro Painters. Believing that there was an opportunity to create a successful and significant full time painting company, in 1992 he became the founding President/CEO of CertaPro Painters.

Ownership

As of February 23, 2016, the directors and executive officers of the Company, as a group, owned, or controlled or directed, directly or indirectly, 3,300,121 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares, which represent 9.5% of the total Subordinate Voting Shares and 100% of the total Multiple Voting Shares, in each case, outstanding on such date. The directors and executive officers, as a group, controlled 51.3% of the total voting rights as of such date when all Multiple Voting Shares and Subordinate Voting Shares are considered. Mr. Hennick controls all of the Multiple Voting Shares.

Legal proceedings and regulatory actions

There are no legal proceedings to which FirstService is a party to, or in respect of which, any of the property of FirstService is the subject of, which is or was material to FirstService during 2015, and FirstService is not aware of any such legal proceedings that are contemplated. In the normal course of operations, FirstService is subject to routine immaterial claims and litigation incidental to its business. Litigation currently pending or threatened against FirstService includes disputes with former employees and commercial liability claims related to services provided by FirstService. FirstService believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company's financial condition or the results of operations.

Since incorporation, there have not been any penalties or sanctions imposed against FirstService by a court relating to provincial and territorial securities legislation or by a securities regulatory authority, nor have there been any other penalties or sanctions imposed by a court or regulatory body against FirstService, and FirstService has not entered into any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority.

Properties

The following chart provides a summary of the properties occupied by the Company and its subsidiaries as at December 31, 2015:

(square feet)	United States (leased)	United States (owned)	Canada (leased)	Canada (owned)	International (leased)	International (owned)
						-
FirstService Residential	989,000	74,000	68,000	-	-	-
FirstService Brands	414,000	38,000	49,000	-	-	-
Corporate	-	-	20,000	-	-	-

Reconciliation of non-GAAP financial measures

In this AIF, we make reference to "adjusted EBITDA" and "adjusted EPS," which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) stock-based compensation expense; and (vii) spin-off transaction costs. The Company uses adjusted EBITDA to evaluate its own operating performance and its ability to service debt, as well as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company's overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of its service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flow from operating activities, as determined in accordance with GAAP. The Company's method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to adjusted EBITDA appears below.

(in thousands of US$)	Year ended December 31
	2015	2014	2013

Net earnings	$38,198	$26,192	$18,452
Income tax	23,412	12,242	5,785
Other expense (income)	60	255	20
Interest expense, net	9,077	6,932	12,826
Operating earnings	70,747	45,621	37,083
Depreciation and amortization	28,984	26,474	39,316
Acquisition-related items	408	1,183	655
Stock-based compensation expense	2,159	1,719	1,860
Spin-off transaction costs	740	-	-
Adjusted EBITDA	$103,038	$74,997	$78,914

Adjusted EPS is defined as diluted net earnings (loss) per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization of intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; (v) spin-off transaction costs; and (vi) a spin-off tax charge. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share from continuing operations, as determined in accordance with GAAP. The Company's method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of diluted net earnings (loss) per common share from continuing operations to adjusted EPS appears below.

(in US$)	Year ended December 31
	2015	2014	2013

Diluted net earnings per share	$0.59	$0.36	$0.09
Non-controlling interest redemption increment	0.33	0.28	0.38
Acquisition-related items	0.01	0.03	0.02
Amortization of intangible assets, net of tax	0.16	0.14	0.44
Stock-based compensation expense, net of tax	0.04	0.03	0.03
Spin-off transaction costs, net of tax	0.02	-	-
Spin-off tax charge	0.05	-	-
Adjusted EPS	$1.20	$0.84	$0.96

We believe that the presentation of adjusted EBITDA and adjusted EPS, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company's financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted EPS are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Risk factors

Readers should carefully consider the following risks, as well as the other information contained in this AIF and our management's discussion and analysis for the year ended December 31, 2015. If any of the following risks actually occurs, our business could be materially harmed. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those of which we are currently unaware or we currently deem immaterial, may also adversely affect our business.

Risks Relating to the Spinoff

The historical financial information of our assets may not be representative of our results as an independent entity, and, therefore, may not be reliable as an indicator of our historical or future results

Our assets were integrated within the business units of Old FSV for five of the 12 months of 2015; consequently, our financial information has been derived, in substantial part, from the consolidated financial statements and accounting records of Old FSV (now Colliers) and reflect certain assumptions and allocations. Our financial position, results of operations and cash flows could differ from those that would have resulted had we operated autonomously or as an entity independent of Old FSV for all of fiscal 2015.

Our separate operating history as a stand-alone entity

We became an independent public company on June 1, 2015. The operating history of Old FSV (now Colliers) in respect of our assets cannot be regarded as our operating history. Our ability to raise capital, satisfy our obligations and provide a return to our shareholders will be dependent upon our future performance. We will not be able to rely on the capital resources and cash flows of Colliers. Our future operating results and performance may be materially different than those we would have achieved had we been operating as part of Colliers.

Transitional Services and Separation Agreement

FirstService could be exposed to substantial tax liabilities if certain requirements of the "butterfly" rules in section 55 of the Income Tax Act (Canada) are not complied with. Failure to comply with these requirements could also cause the Spinoff to be taxable to Colliers in circumstances where FirstService would be required to indemnify Colliers for the resulting tax. See "Material Contracts – Transitional Services and Separation Agreement".

Risks relating to our Business

Economic conditions, especially as they relate to credit conditions and consumer spending

During periods of economic slowdown or contraction, our business is impacted directly. Consumer spending directly impacts our FirstService Brands operations businesses because as consumers spend less on property services, our revenues decline. These factors could also negatively impact the timing or the ultimate collection of accounts receivable, which would negatively impact our operating revenues, profitability and cash flow.

Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions

We provide various services at residential properties in our FirstService Residential and FirstService Brands operating divisions. Property values and consumer confidence are strongly correlated with demand for our services, including painting, closet installation, general maintenance, collections and resale processing.

Extreme weather conditions impact demand for our services or our ability to perform those services

Natural disasters, such as hurricanes, can have a direct impact in our FirstService Residential and FirstService Brands operations. These events damage property, which require various services that our companies offer, such as restoration and large-scale landscaping. They may also harm our employees, facilities and franchisees, resulting in an inability to serve clients and generate revenues.

Economic deterioration impacts our ability to recover goodwill and other intangible assets

Expectations of future earnings drive the recoverability of goodwill and other intangible assets, which are tested, at least, on an annual basis. A future deterioration of operating performance may necessitate additional non-cash impairment charges.

Ability to generate cash from our businesses to fund future acquisitions and meet our debt obligations

We rely on our businesses to generate the necessary cash to service our financial obligations. As at December 31, 2015, we have $201.2 million of debt outstanding ($155.6 million net of cash) that will be required to be refinanced or repaid over the next ten years. We also have $144.6 million of available un-drawn credit at December 31, 2015. To date, we have been able to meet all of our debt obligations, however with a decline in performance in some of our businesses, surplus cash may not be available to be remitted which may result in the inability to meet a debt repayment.

An important component of our growth strategy is strategic and selective acquisitions, which we tend to complete with cash. Although we have the Credit Facility available to us as noted elsewhere in this AIF, we also rely on surplus cash on hand to fund acquisitions. If cash on hand is not available and the Credit Facility is fully utilized, then future acquisitions may not be possible.

The effects of changes in foreign exchange rates in relation to the U.S. dollar on our Canadian dollar denominated revenues and expenses

We generate less than 10% of our revenues outside the United States. Consequently, a portion of our consolidated results are impacted directly by fluctuations in the relative strength of the U.S. dollar versus the Canadian dollar currency. In the future, we may acquire additional international operations. In such event, the impact of foreign currency exchange rate fluctuations may increase.

Competition in the markets served by the Company

We operate in highly competitive markets. Changes in the source and intensity of competition in the markets served by us impact the demand for our services and may result in additional pricing pressures. The relatively low capital cost of entry to certain of our businesses has led to strong competitive markets, including regional and local owner-operated companies. Regional and local competitors operating in a limited geographic area may have lower labour, benefits and overhead costs. The principal methods of competition in our businesses include name recognition, quality and speed of service, pricing, customer satisfaction and reputation. No assurance can be given that we will be able to compete successfully against current or future competitors and that the competitive pressures that we face will not result in reduced market share or negatively impact our financial performance.

Labour shortages or increases in wage and benefit costs

As a services company, our primary asset is the human capital that comprises our workforce. In particular, we rely on property managers, franchisees and other skilled staff to generate revenues. A shortage, or increase in wage and benefit costs, of this human capital could reduce our revenues and profitability.

The effects of changes in interest rates on our cost of borrowing

As at December 31, 2015, we had $49.5 million of debt at variable interest rates. As a result, changes in base rates such as LIBOR affect our interest expense as these base rates fluctuate. On our fixed rate debt, we have from time-to-time entered into fixed-for-floating interest rate swaps, where advantageous, to convert the fixed interest payments to floating. These swaps are intended to manage interest rate sensitivity and reduce overall interest costs.

Continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders

A prolonged decline in our earnings performance could result in a non-compliance with one or more financial covenants. If the Company fails to meet its payment or other obligations under its debt agreements, the lenders will be entitled to demand immediate repayment of all amounts owing and thereafter, if unpaid, exercise their secured creditor rights.

Unexpected increases in operating costs, such as insurance, workers' compensation, health care and fuel prices

As a services company, the costs of providing services to our customers can fluctuate. Certain operating expenses are based on market rates which we cannot control and, absent an offsetting price increase in our services, have a direct impact on our operating margins.

Changes in the frequency or severity of insurance incidents relative to our historical experience

Adverse changes in claims experience could increase our insurance costs and/or increase the risk of being unable to renew insurance coverage at our operations. In each of our operating segments, we effectively self-insure certain risks, with a layer of third-party insurance for catastrophic claims. An increase in the frequency or severity of claims in these areas could materially affect our financial position and results of operations. There can be no assurance that we will be able to obtain insurance coverage on favourable economic terms in the future.

Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations

As an acquisitive organization, we actively pursue acquisitions to expand our North American footprint and services offerings as well as supplement existing businesses. Not only does our acquisition strategy depend on the continued availability of suitable targets, it also depends on the ability to negotiate favorable terms and conditions. Another risk with acquisitions is the ability to integrate the acquired business into an existing service line.

Declaration of dividends on Common Shares

Future dividends on the Common Shares will depend on the Company's results of operations, financial condition, capital requirements, general business conditions and other factors that the Company's Board of Directors may deem relevant. Additionally, under the Credit Facility, the Company is not permitted to pay dividends, whether in cash or in specie, in the circumstances of an event of default thereunder occurring and continuing or an event of default occurring as a consequence thereof.

Risks arising from any regulatory review and litigation

While management is not currently aware of any formal regulatory reviews or investigations, the commencement of any such reviews or investigations may result in the diversion of significant management attention and resources and, if securities or other regulators determine that a violation of securities or other laws may have occurred, or has occurred, the Company or its officers and directors may receive notices regarding potential enforcement action or prosecution and could be subject to civil or criminal penalties or other remedies. For example, the Company or its officers could be required to pay substantial damages, fines or other penalties, the regulators could seek an injunction against the Company or seek to ban an officer or director of the Company from acting as such, any of which actions would have a material adverse effect on the Company.

Intellectual property and other proprietary rights that are material to our business

Our ability to compete effectively depends in part on our rights to service marks, trademarks, trade names and other intellectual property rights we own or license. We have not sought to register every one of our marks in every country in which they are used. Furthermore, because of the differences in foreign trademark, patent and other intellectual property or proprietary rights laws, we may not receive the same protection in other countries as we would in Canada or the United States. If we are unable to protect our proprietary information and brand names, we could suffer a material adverse effect on our business, financial condition or results of operations. Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products or services infringe their intellectual property rights. Any litigation or claims brought by or against us could result in substantial costs and diversion of our resources. A successful claim of trademark, patent or other intellectual property infringement against us, or any other successful challenge to the use of our intellectual property, could subject us to damages or prevent us from providing certain services under our recognized brand names, which could have a material adverse effect on our business, financial condition or results of operations.

Disruptions or security failures in our information technology systems

Our information technology systems facilitate our ability to monitor, operate and control our operations. While we have disaster recovery plans in place, any disruption in these plans or the failure of our information technology systems to operate as expected could, depending on the magnitude of the problem, adversely affect our operating results by limiting, among other things, our capacity to monitor, operate and control our operations effectively. In addition, because our systems contain information about individuals and businesses, our failure to maintain the security of the data we hold, whether the result of our own error or the malfeasance or errors of others, could harm our reputation or give rise to legal liabilities relating to violations of privacy laws or otherwise, which may lead to lower revenues, increased costs and other material adverse effects on our results of operations.

Multiple Voting Shares and a change of control

The existence of the Multiple Voting Shares results in various impediments on the ability or desire of a third party to acquire control of the Company. This may discourage, delay or prevent a change of control of the Company or an acquisition of the Company at a price that shareholders may find attractive. The existence of the Multiple Voting Shares also may discourage proxy contests and make it difficult or impossible for the Company's holders of Subordinate Voting Shares to elect directors and take other corporate actions.

Blank cheque preference shares

The Company has the right to issue so-called "blank cheque" preference shares which may affect the voting and liquidation rights of holders of Common Shares. The Company's Board of Directors is authorized, without any further shareholder approval, to issue one or more additional series of preference shares in an unlimited number and to set the rights, privileges, restrictions and conditions attached thereto.

Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business

Political events and situations can have an effect on the Company's operations. Events could occur that may hamper our ability to manage operations, extract cash and implement FirstService policies in certain regions.

Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses

Changes in laws and regulation at the different jurisdictional levels can have a direct effect on our operations. It is difficult to predict the future impact of a change in legislative and regulatory requirements affecting our businesses. The laws and regulations applicable to our businesses will likely change in the future and affect our operations and financial performance. In addition, if we were to fail to comply with any applicable law or regulation, we could be subject to substantial fines or damages, be involved in litigation, suffer losses to our reputation and suffer the loss of licenses or penalties that may affect how our business is operated, which, in turn, would have a material adverse effect on our business, financial condition and results of operations.

Interest of management and others in material transactions

Except as described below or elsewhere in this AIF, no director of FirstService, executive officer of FirstService, or person or company that beneficially owns, or controls or directs more than 10% of any class or series of voting securities of FirstService, or any associate or affiliate of any of the foregoing persons, has or has had any material interest in any transaction within the last three years, or during the current year, that has materially affected or is reasonably expected to materially affect FirstService or any of its subsidiaries.

Under the Spin-off, Old FSV was separated into two independent publicly traded companies – Colliers and FirstService. Pursuant to the Spin-off, Old FSV shareholders received one Colliers share and one FirstService share of the same class as each Old FSV share previously held. As a result, Jay S. Hennick received, directly or indirectly, 2,273,526 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares, representing on the date hereof 6.6% of the total outstanding number of Subordinate Voting Shares and 100.0% of the total outstanding number of Multiple Voting Shares (10.0% of total outstanding number of Common Shares; 47.1% of total votes of all Common Shares). Furthermore, as part of the Spin-off, each of the Transitional Services and Separation Agreement, the Standstill Agreement and the New FSV MSA (as such terms are defined in the Spin-off Circular) were entered into with, among others, Jay S. Hennick and/or entities controlled by Mr. Hennick. Further details of such agreements are described in (and incorporated by reference from) the Spin-off Circular under the headings "The Arrangement – Transitional Services and Separation Agreement", "The Arrangement – Standstill Agreement" and "Executive Compensation – New FSV MSA" of Appendix "I", respectively. Additional information concerning the Spin-off is set out in the Spin-off Circular, which is available under Colliers' SEDAR profile at www.sedar.com.

Material contracts

The only contracts that can reasonably be regarded as material to us, other than contracts entered into in the ordinary course of business, are as follows:

(a)	Arrangement Agreement: The Arrangement Agreement (as such term is defined in the Spin-off Circular) provided for the implementation of the Spin-off pursuant to Section 182 of the Business Corporations Act (Ontario) and, among other things, certain representations, warranties and covenants of the parties and certain indemnities among FirstService and Colliers. Further details of the Arrangement Agreement are described in (and incorporated by reference from) the Spin-off Circular under the heading "The Arrangement – Arrangement Agreement";

(b)	Transitional Services and Separation Agreement: In connection with the Spin-off, we entered into the Transitional Services and Separation Agreement (as such term is defined in the Spin-off Circular) to, among other things, complete the transfer of the FirstService Residential and FirstService Brands businesses to us. The Transitional Services and Separation Agreement also sets forth the agreement of the parties with respect to certain transitional arrangements governing the relationship between Colliers and us, the responsibility and liability for outstanding legal actions, responsibility for taxes, access to books and records, confidentiality, insurance and dispute resolution. Under the terms of the Transitional Services and Separation Agreement, we have generally agreed to indemnify Colliers and its subsidiaries from and against any liabilities associated with, among other things, the FirstService Residential and FirstService Brands businesses and assets, whether relating to the period, or arising, prior to or after the Spin-off. The Transitional Services and Separation Agreement contains a reciprocal indemnity under which Colliers generally agrees to indemnify us and our subsidiaries from and against any liabilities relating to, among other things, the businesses and assets retained by Colliers. FirstService and Colliers will indemnify each other with respect to non-performance of our respective obligations under the Transitional Services and Separation Agreement. Further details of the Transitional Services and Separation Agreement are described in (and incorporated by reference from) the Spin-off Circular under the heading "The Arrangement – Transitional Services and Separation Agreement";

(c)	Credit Facility: On June 1, 2015, the Company entered into the Credit Facility with a syndicate of banks providing for a committed multi-currency revolving credit facility of US$200 million. The Credit Facility has a five-year term ending June 1, 2020 and bears interest at 0.25% to 2.50% over floating preference rates, depending on certain leverage ratios. The Credit Facility requires a commitment fee of 0.25% to 0.50% of the unused portion, depending on certain leverage ratios. At any time during the term, the Company has the right to increase the Credit Facility by up to US$50 million, on the same terms and conditions as the original Credit Facility. The Credit Facility is available to fund working capital requirements and other general corporate purposes; and

(d)	Note Agreement: In connection with the Spin-off, we entered into an Amended and Restated Note and Guarantee Agreement pursuant to which the Company assumed from Old FSV US$150 million of senior secured notes (the "Senior Notes") bearing interest at a rate of 3.84% to 4.84%, depending on leverage ratios. The Senior Notes are due on January 16, 2025, with five annual equal repayments beginning on January 16, 2021.

Copies of the above material contracts are available on FirstService's SEDAR profile at www.sedar.com.

Promoter

Under applicable Canadian securities laws, Colliers (formerly Old FSV) may have been considered a promoter of FirstService in that it took the initiative of founding FirstService for the purpose of implementing the Spin-off. As of the date hereof, Colliers does not beneficially own, or control or direct, directly or indirectly, any voting or equity securities of FirstService or any of our subsidiaries.

FirstService is independent of Colliers to the greatest extent practicable. Certain ongoing contractual arrangements between FirstService and Colliers are generally limited to our mutual obligations under, among others, the Arrangement Agreement and the Transitional Services and Separation Agreement, including indemnification in certain circumstances, confidentiality and access to records necessary to comply with, among other things, continuous disclosure requirements, the lease of our head office space from Colliers and the ability to require Colliers to provide us with certain services on a transitional basis. Further details of such agreements are described in (and incorporated by reference from) the Spin-off Circular under the headings "The Arrangement – Arrangement Agreement" and "The Arrangement – Transitional Services and Separation Agreement ", respectively.

Cease trade orders, bankruptcies, penalties or sanctions

To the best of the knowledge of the Company:

(1)	none of the directors or executive officers of the Company is, as at the date of this AIF, or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that: (i) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days (collectively, an ""Order") that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(2)	none of the directors or executive officers of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company: (a) is, as at the date of this AIF, or has been, within 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder;

except for Brendan Calder, who was a director of Coventree Inc. ("Coventree"). In 2009, staff of the Ontario Securities Commission ("OSC") commenced proceedings against Coventree with respect to alleged breaches of Ontario securities laws relating to Coventree's continuous disclosure obligations. In September 2011, the OSC released its decision and concluded that Coventree breached sections 75(1) and 75(2) of the Securities Act (Ontario) by (a) failing to file a news release and material change report in respect of the decision of Dominion Bond Rating Service in January of 2007 to change its credit rating methodology; and (b) failing to file a news release and a material change report with respect to liquidity and liquidity-related events and the risk of a market disruption in the days leading up to the ABCP market disruption that occurred on August 13, 2007. In a decision released on November 9, 2011, the OSC ordered Coventree to pay an administrative penalty of $1 million and to pay $250,000 of the costs incurred by OSC staff in connection with the hearing. The OSC also ordered that trading in any securities by Coventree cease and that any Ontario securities law exemptions not apply to Coventree until its winding up is completed, provided that these orders will not prevent the winding up of Coventree or trades in securities reasonably related to that winding up. Mr. Calder was a director of Coventree in 2007 during the period of time to which the OSC proceedings relate, however no proceedings were brought against Mr. Calder in his individual capacity with respect to these matters. Mr. Calder is no longer a director of Coventree.

Conflicts of interest

Certain directors and officers of the Company are engaged in and will continue to engage in activities outside the Company, and as a result, certain directors and officers of the Company may become subject to conflicts of interest. The Business Corporations Act (Ontario) provides that in the event that a director or officer has an interest in a contract or proposed contract or agreement, the director or officer shall disclose his or her interest in such contract or agreement and, in the case of directors, shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the Business Corporations Act (Ontario). To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the Business Corporations Act (Ontario).

As at the date hereof, the Company is not aware of any existing or potential material conflicts of interest between the Company and a director or officer of the Company.

Experts

The Company's independent auditors are PricewaterhouseCoopers LLP, who has issued an independent auditors' report dated February 23, 2016 in respect of the Company's consolidated financial statements as of December 31, 2015 and 2014 and for each of the years in the three year period ended December 31, 2015 and on the effectiveness of the Company's internal control over financial reporting as at December 31, 2015. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and the rules of the U.S. Securities and Exchange Commission.

Audit Committee

The Audit Committee is comprised of three members who are each "independent" and "financially literate" as required by Multilateral Instrument 52-110 Audit Committees (the "Audit Committee Rule"). The members of the Audit Committee are Mr. Ghert (Chair), Mr. Stein and Ms. Wallace. The Audit Committee has the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of FirstService, outside consultants, independent legal counsel and other advisors as it determines necessary to carry out its duties, without seeking approval of our Board of Directors or management. The Audit Committee also has the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access and authority to communicate directly with the external auditors, legal counsel and officers and employees of FirstService. The Audit Committee meets at least four times annually, or more frequently as circumstances dictate.

The Audit Committee reviews the annual and interim financial statements intended for circulation among shareholders and reports upon these to our Board of Directors prior to their approval by the full Board. The Audit Committee is also responsible for reviewing the integrity of FirstService's financial reporting process, both internal and external, and any major issues as to the adequacy of the internal controls and any special audit procedures adopted in light of any material control deficiencies. The Audit Committee communicates directly with FirstService's external auditors in order to discuss audit and related matters whenever appropriate. In addition, the Board may refer to the Audit Committee such matters and questions relating to the financial position and operations of FirstService and its subsidiaries. All reports made to FirstService's ethics hotline are reviewed by the Chair of the Audit Committee and then by the entire Audit Committee at its next meeting. Our Board of Directors has adopted an Audit Committee mandate, a copy of which is annexed as Exhibit "A" to this AIF. The Audit Committee mandate is also published on the Company's website (www.firstservice.com).

The education and related experience of each of the members of the Audit Committee that is relevant to the performance by such members of their responsibilities on such committee is described below.

Bernard I. Ghert (Chair) – Mr. Ghert holds a Master of Business Administration degree. Mr. Ghert was previously President and Chief Executive Officer of the Cadillac Fairview Corporation Limited from 1981 to 1987 and President of Stelworth Investments Inc. from 1987 to 1992. Mr. Ghert has been a director of many organizations in the private and public sectors, including Cadillac Fairview, Stelworth, CT Financial and Canada Trust, Wellington Insurance and the Canada Deposit Insurance Corporation. Mr. Ghert has served as Director of the Managers of several Middlefield Funds, President of the Canadian Institute of Public Real Estate Companies and was a former member of the Advisory Board of the Office of the Superintendent of Financial Institutions. Mr. Ghert currently is Chairman of the Independent Review Committee of the Middlefield Group of Funds and President of the B.I. Ghert Family Foundation. Mr. Ghert is a past Chair of the Mount Sinai Hospital Board of Directors.

Michael Stein – Mr. Stein is the Chairman and Founder of Canadian Apartment Properties Real Estate Investment Trust (CAPREIT), a publicly traded residential landlord, has served as a Director on its Board of Trustees of since 1997. He has been Chairman and Chief Executive Officer of MPI Group Inc., a company engaged in real estate investment and development, since 1994. Between 2000 and 2006, Mr. Stein served on the Board of Directors of Goldcorp Inc., a public natural resource company. Mr. Stein is a graduate engineer and holds a Master of Business Administration degree from Columbia University in New York.

Erin J. Wallace – Ms. Wallace is Chief Operating Office of Learning Care Group, an international leader in early education and childcare services. Prior to joining Learning Care Group, Ms. Wallace held several senior positions including Executive Vice President of Operations Strategy, Planning and Management for Walt Disney Parks and Resorts; Senior Vice President of Walt Disney World Operations; Vice President of Walt Disney World's Magic Kingdon and general manager for Disney's Animal Kingdom and Disney's All-Star Resort. Ms. Wallace holds a Master of Business Administration degree from Rollins College Crummer School of Business.

The Audit Committee Rule requires the Company to disclose whether its Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The mandate of the Audit Committee provides that it is such committee's responsibility to: (a) approve the appointment and, when circumstances warrant, discharge of the external auditor and monitor its qualifications, performance and independence; (b) approve and oversee the disclosure of all audit services provided by the external auditor to the Company or any of its subsidiaries, determining which non-audit services the external auditor are prohibited from providing and, exceptionally, pre-approve and oversee the disclosure of permitted non-audit services to be performed by the external auditor, in accordance with applicable laws and regulations; and (c) approve the basis and amount of the external auditor's fees and other significant compensation. The Audit Committee has adopted a pre-approval policy pursuant to which the Company may not engage the Company's external auditor to carry out certain non-audit services that are deemed inconsistent with the independence of auditors under U.S. and Canadian applicable laws. The Audit Committee must pre-approve all audit services as well as permitted non-audit services. The Audit Committee has delegated to the Chair of the Audit Committee, who is independent, the authority to act on behalf of the Audit Committee with respect to the pre-approval of all audit and permitted non-audit services provided by its external auditors from time to time. Any approvals by the Chair are reported to the full Audit Committee at its next meeting.

In addition to performing the audit of the Company's annual consolidated financial statements, PricewaterhouseCoopers LLP provided other services to the Company and they billed the Company the following fees during the post-Spin-off period of 2015. Prior to the Spin-off, all fees had been billed to Old FSV.

(in thousands of US$)	Year ended December 31, 2015
Audit fees (note 1)	$697,000
Audit-related fees (note 2)	28,000
Tax fees (note 3)	0
All other fees (note 4)	6,000
Admin and disbursements	88,000
$819,000

Notes:

1.	Refers to the aggregate fees billed by the Company's external auditor for audit services relating to the audit of FirstService and statutory audits required by subsidiaries.
2.	Refers to the aggregate fees billed for assurance and related services by the Company's external auditor that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under (1) above, including professional services rendered by the Company's external auditor for accounting consultations on proposed transactions and consultations related to accounting and reporting standards. Such fees included amounts incurred in respect of: due diligence and other work related to the disposition and acquisition of businesses, such work being unrelated to the audit of the Company's financial statements; accounting consultations with respect to proposed transactions, as well as other audit-related services.
3.	Refers to the aggregate fees billed for professional services rendered by the Company's external auditor for tax compliance, tax advice and tax planning.
4.	Refers to fees for licensing and subscriptions to accounting and tax research tools, as well as administration and out-of-pocket expenses.

Additional information

Additional information, including the directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and options to purchase securities, where applicable, is contained in the Meeting Circular.

Copies of publicly filed documents of the Company, including those incorporated herein by reference, can be found through the SEDAR web site at www.sedar.com and also via EDGAR at www.sec.gov. Additional financial information is provided in the Company's consolidated financial statements and management's discussion and analysis for the year ended December 31, 2015.

EXHIBIT "A"

AUDIT COMMITTEE MANDATE

Purpose

The Audit Committee (the "Committee") is appointed by and shall assist the Board of Directors (the "Board") of FirstService Corporation (the "Company") in fulfilling its oversight responsibilities in the following principal areas: (i) accounting policies and practices, (ii) the financial reporting process, (iii) financial statements provided by the Company to the public, (iv) risk management including systems of accounting and financial controls, (v) appointing, overseeing and evaluating the work and independence of the external auditors, and (vi) compliance with applicable legal and regulatory requirements.

In addition to the responsibilities specifically enumerated in this Mandate, the Board may refer to the Committee such matters and questions relating to the financial position and operations of the Company and its subsidiaries as the Board may from time to time see fit.

Membership

The Committee shall consist of at least three directors appointed annually by the Board and selected based upon the following, in accordance with applicable laws, rules and regulations:

Independence. Each member shall be independent in accordance with applicable legal and regulatory requirements and in such regard shall have no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgment.

Financially Literate. Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Commitment. In addition to being a member of the Committee, if a member is also on the audit committee or board of directors of other public companies or organizations, the Board shall determine that such simultaneous service does not impair the ability of such member to serve effectively on the Committee.

Chair and Secretary

The Chair of the Committee shall be selected by the Board. If the Chair is not present, the members of the Committee may designate a Chair for the meeting by majority vote of the members present. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the other Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Chair of the Committee, in consultation with management when necessary, provided that there shall be a minimum of four meetings per year. The Committee shall have sufficient notice in order to prepare for each meeting. Notice of each meeting shall also be given to the external auditors of the Company, and meetings shall be convened whenever requested by the external auditors or any member of the Committee in accordance with applicable law.

Meeting Agendas

Agendas for meetings of the Committee shall be developed by the Chair of the Committee in consultation with management and the corporate secretary, and shall be circulated to the Committee members prior to any meetings.

Resources and Authority

The Committee shall have the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors as it determines necessary to carry out its duties, without seeking approval of the Board or management.

The Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access and authority to communicate directly with the external auditors, legal counsel and officers and employees of the Company.

The members of the Committee have the right, for the purpose of performing their duties, to inspect the books and records of the Company and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external auditors of the Company.

Responsibilities

The Company's management is responsible for preparing the Company's financial statements while the external auditors are responsible for auditing those financial statements. The Committee is responsible for overseeing the conduct of those activities by the Company's management and external auditors, and overseeing the activities of any internal audit initiatives. The Company's external auditors are accountable to the Committee as representatives of the Company's shareholders.

It is recognized that members of the Committee are not full-time employees of the Company and do not represent themselves to be accountants or auditors by profession or experts in the fields of accounting or auditing or the preparation of financial statements. It is not the duty or responsibility of the Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures. Each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from whom it receives information, and (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary.

The specific responsibilities of the Committee are as follows:

In consultation with the external auditors and management, review the integrity of the Company's financial reporting process, both internal and external, and any major issues as to the adequacy of the internal controls and any special audit procedures adopted in light of any material control deficiencies; Review all material transactions and contracts entered into by the Company with any insider or related party of the Company, other than director, officer or employee compensation which is approved by the Company's Compensation Committee; Review with management and the external auditors the Company’s annual audited consolidated financial statements and discuss with the external auditors all matters required to be discussed by the standards of the Public Company Accounting Oversight Board (United States). This would include reviewing an annual report prepared by the external auditors describing: (i) all critical accounting policies used by the Company, (ii) any material alternative accounting treatments within U.S. generally accepted accounting principles that have been discussed with management of the Company, including the ramifications of the use of such alternative treatments and disclosures, and (iii) any other material written communications between the external auditors and management; Following completion of the annual audit, review with management and the external auditors any significant issues, concerns or difficulties encountered and resolve any disagreements between management and the external auditors; Review the interim quarterly and annual financial statements and annual and interim press releases prior to the release of earnings information, including any earnings guidance provided to analysts; Review and be satisfied that adequate procedures are in place for the review of the public disclosure of financial information by the Company extracted or derived from the Company's financial statements, other than as referred to in the foregoing item, and periodically assess the adequacy of those procedures; and Meet separately with management and with the external auditors, including at the time of the annual audit plan review with management and the external auditors.

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External Auditors

The Committee shall require the external auditor to report directly to it and is responsible for the selection, nomination, compensation, retention, termination and oversight of the work of the external auditors engaged for the purpose of issuing an auditor's report or performing other audit, review or attest services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders; Pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit and non-audit engagements, and in such regard the Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Committee will retain the external auditors. The Committee may delegate the responsibility to pre-approve non-audit services to one of its members and any such delegated pre-approvals shall be presented to the Committee at its next scheduled meeting ; Review and approve the Company's policies for the hiring of partners and employees and former partners and employees of the external auditing firm; Consider, assess and report to the Board with regard to the independence and performance of the external auditors; and Request and review annually any material issues raised by the most recent internal quality-control review of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the past five years.

Internal Controls and Risk Management

Oversee management's design, implementation and evaluation of the Company's internal controls over financial reporting, including compliance with the requirements of the Sarbanes-Oxley Act of 2002. Receive and review reports from management and the external auditors with regard to the reliability and effective operation of the Company's accounting systems and internal controls; Discuss with management the Company's approach to risk assessment and management, controls over fraud and assessment of the need for internal auditing; Establish policies and procedures for the confidential, anonymous submission by employees of the Company of any concerns regarding questionable accounting or other acts and for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters.

Legal and Regulatory Requirements

Receive and review timely analysis by management of significant issues relating to public disclosure and reporting, including, prior to finalization, the Management's Discussion and Analysis and Annual Information Form; Prepare the report of the Committee required to be included with the Company's periodic filings; and Assist the Board in the oversight of compliance with legal and regulatory matters.

Additional Responsibilities

Report regularly to the Board, including on matters such as the quality and integrity of the Company's financial statements, compliance with legal and regulatory requirements, the results of any internal audit initiatives, including evaluation of internal controls over financial reporting for purposes of compliance with the Sarbanes-Oxley Act of 2002, and the performance and independence of the external auditors; and Reassess annually the adequacy of the Committee's Mandate and prepare and review with the Board an annual performance evaluation of the Committee.

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